UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

MicroFinancial Incorporated

(Name of Subject Company)

MicroFinancial Incorporated

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

595072109

(CUSIP Number of Class of Securities)

Richard F. Latour

President and Chief Executive Officer

MicroFinancial Incorporated

16 New England Executive Park

Burlington, Massachusetts 01803

(781) 994-4800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Matthew C. Dallett, Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7613

(617) 239-0100

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on December 19, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”), by MicroFinancial Incorporated, a Massachusetts corporation (“MicroFinancial” or the “Company”). The Schedule 14D-9 relates to the tender offer by MF Merger Sub Corp., a Massachusetts corporation (“Purchaser”) and an indirect wholly-owned subsidiary of MF Parent LP, a Delaware limited partnership (“Parent”), to purchase all outstanding shares of common stock, $0.01 per share, at a purchase price of $10.20, net to the holder in cash and without interest thereon, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated December 19, 2014 ( as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Item 7 (“Purposes of the Transaction and Plans or Proposals”) is hereby amended and supplemented by adding the following paragraph prior to the last paragraph thereof:

“On January 2, 2015, the MicroFinancial Board declared a cash dividend of $0.08 per common share, payable on January 15, 2015 to holders of record of shares of MicroFinancial common stock at the close of business on January 12, 2015. Holders of shares of MicroFinancial common stock as of the record date will be entitled to receive the dividend on shares that are tendered in the Offer, whether tendered before or after the record date.”

Item 8.  Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to Item 8 following the paragraphs under the heading “Appraisal Rights”:

“Litigation Related to the Offer and the Merger

Following the December 15, 2014 announcement that the Company had entered into the Merger Agreement, two putative shareholder class actions were filed on behalf of purported shareholders of the Company against the Company, its directors, Purchaser, Parent and Fortress Investment Group LLC (“FIG”) in connection with the transactions contemplated by the Merger Agreement.

On December 19, 2014, a purported shareholder of the Company filed a putative class action lawsuit in the Delaware Court of Chancery, captioned as Michael Zumbluskas v. MicroFinancial Inc., et al., Case No. 10479.  That action was dismissed by the plaintiff on or about December 22, 2014, and refiled in the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts, captioned as Michael Zumbluskas v. MicroFinancial, Inc., et al., Civil Action No. 14-4026 (the “Zumbluskas Complaint”). In addition to the Company, the Zumbluskas Complaint names the individual members of the Board, Parent, Purchaser and FIG as defendants. The Zumbluskas Complaint purports to be brought individually and on behalf of similarly situated public shareholders of the Company and alleges claims for breaches of fiduciary duties against the Board in connection with the transactions contemplated by the Merger Agreement and that Parent, Purchaser and FIG aided and abetted the purported breaches of fiduciary duties. The Zumbluskas Complaint seeks, among other things, certification of the putative class, certain forms of injunctive relief (including enjoining the consummation of the transactions contemplated by the Merger Agreement or any initiation or continuance of defensive measures that would inhibit a “market check” of the value of the Company), disclosure by the Board of all material information relating to the transactions, rescission of the transactions or the award of damages, in each case to the extent the transactions contemplated by the Merger Agreement are consummated, unspecified compensatory damages (including pre-judgment and post-judgment interest thereon), the costs and disbursements of the Zumbluskas Complaint, including reasonable attorneys’ and experts’ fees, and other relief that the court may deem just and proper.  The defendants believe that the Zumbluskas Complaint is without merit and intend to defend vigorously against all claims asserted.

On December 24, 2014, a second putative class action challenging the transactions contemplated by the Merger Agreement was filed by a purported shareholder of the Company. This action was filed in the Business Litigation Session of the Superior Court of Suffolk County, Massachusetts, and is captioned as Andrew James Dehn v. MicroFinancial, Inc., et al., Civil Action No. 14-4042 (the “Dehn Complaint”). In addition to the Company, the Dehn Complaint names the individual members of the Board, Parent, Purchaser and FIG as defendants. The Dehn Complaint purports to be brought individually and on behalf of similarly situated public shareholders of the Company and alleges claims for breaches of fiduciary duties against the Board in connection with the transactions contemplated by the Merger Agreement and that Parent, Purchaser, and FIG aided and abetted the purported breaches of fiduciary duties. The Dehn Complaint seeks, among other things, certification of the putative class, preliminary and permanent relief, including injunctive relief enjoining the consummation of the transactions contemplated by the Merger Agreement, rescission of the transactions and/or the award of actual and punitive damages (with pre-judgment and post-judgment interest), in each case to the extent the transactions contemplated by the Merger Agreement are consummated prior to the entry of a final judgment, an accounting for damages caused by the defendants and for all profits and any special benefits obtained by the defendants as a result of their alleged breaches of their fiduciary duties, the costs of the Dehn Complaint, including reasonable attorneys’ and experts’ fees and expenses, and other relief that the court may deem just and proper.  The defendants believe that the Dehn Complaint is without merit and intend to defend vigorously against all claims asserted.

Item 9.  Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Press Release, dated January 2, 2015, regarding the declaration of the quarterly cash dividend.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2015	By:	/s/ Richard F. Latour
Name: Richard F. Latour
Title: President and Chief Executive Officer